# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001193125-22-238960
Filed by CIK 1905127
Persons authorized to receive notices and communications: Raffaele G. Fazio, 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- Koch Icon Investments, LLC (CIK 0001905127): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 80,733,607; shared voting power 0; sole dispositive power 80,733,607; shared dispositive power 0; aggregate amount beneficially owned 80,733,607 (19.58% of the class)
  Comment: The percentage presented in row 13 in the table above is calculated using 412,270,402 shares of Class A Common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc. (the "Issuer") outstanding as of January 3, 2025 as reported by the Issuer in the Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, Shutterstock, Inc. and certain subsidiaries of the foregoing.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 80,733,607; shared voting power 0; sole dispositive power 80,733,607; shared dispositive power 0; aggregate amount beneficially owned 80,733,607 (19.58% of the class)
  Comment: The amounts presented in rows 7, 9 and 11 in the table above represent 80,733,607 Public Shares held by Koch Icon Investments, LLC ("Koch Icon"). These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of Koch Icon.
  
  The percentage presented in row 13 in the table above is calculated using 412,270,402 Public Shares outstanding as of January 3, 2025 as reported by the Issuer in the Merger Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Comment: Explanatory Note: This Amendment No. 2 to a Statement on Schedule 13D (this "Amendment No. 2") relates to the shares of Class A common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on September 6, 2022, as amended and restated by Amendment No. 1 thereto filed on August 2, 2024 (as amended and restated, the "Initial Schedule 13D" and as further amended by this Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is amended and restated as follows: This Schedule 13D is jointly filed by Koch Icon Investments, LLC ("Koch Icon"), Koch Equity Development LLC ("Koch Equity"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC") and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons"). Koch Icon is beneficially owned by Koch Equity, Koch Equity is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, KIGH, KIG and Koch Equity may be deemed to beneficially own the Public Shares held by Koch Icon by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of Koch Equity, and (v) Koch Equity's beneficial ownership of Koch Icon. The information contained in the Schedule 13D shall not be construed as an admission that any of Koch Equity, KIG, KIGH, KCLLC or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

In light of certain obligations in respect of the Existing Stockholders Agreement (as defined below), the Reporting Persons may be deemed to be members of a "group" with the Getty Family Stockholder (as defined below) within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim membership in any such group for all purposes, and neither the fact of this filing or anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they are members of such a group.

The information set forth in the amended and restated Schedule A, filed as Exhibit 1 to Amendment No. 2, regarding the directors, managers and executive officers of each Reporting Person as of the date of Amendment No. 2 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.
Residence or business address: Item 2(b) of the Initial Schedule 13D is amended and restated as follows: The addresses of the principal office and principal business of each Reporting Person is 4111 Easat 37th Street North, Wichita, Kansas 67220. The business address for each of the directors, managers and executive officers listed on Schedule A is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Present principal occupation or employment:
Item 2(c) of the Initial Schedule 13D is amended and restated as follows: Koch Icon is principally engaged in the business of investing in other companies. Koch Equity is principally engaged in the business of investing in and acquiring other companies. KIG is principally engaged as a holding company for Koch Equity. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments.

Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Initial Schedule 13D is amended and restated as follows: Each of Koch Icon, Koch Equity, KIG, KIGH, and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A (see Initial Schedule 13D)

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby supplemented as follows:

The information set forth with respect to Item 6 in this Amendment No. 2 is incorporated by reference herein.

Pursuant to the terms of the Significant Stockholder Agreement (as defined below), the Reporting Persons intend for a designee of Koch Icon to serve as a member of the Issuer's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons hold 80,733,607 Public Shares, representing approximately 19.58% of the outstanding Public Shares. The percentage of outstanding Public Shares held by the Reporting Persons is calculated using 412,270,402 Public Shares outstanding as of January 3, 2025 as reported by the Issuer in the Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, Shutterstock, Inc. and certain subsidiaries of the foregoing.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons possess sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 80,733,607 Public Shares reported in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: No transactions in the Public Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby supplemented by adding the following:

On January 6, 2025, the Issuer, Shutterstock, Inc. and certain of their respective subsidiaries entered into the Meger Agreement. Among other things, the Merger Agreement requires that the Issuer obtain an irrevocable written consent by each of the Getty Family Stockholders (as defined in the Merger Agreement) and Koch Icon, together representing greater than a majority of the issued and outstanding Public Shares of the Issuer, approving the issuance of Public Shares of the Issuer in connection with the transactions contemplated by the Merger Agreement (the "Share Issuance").

The Issuer's board of directors unanimously approved the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement and recommended to the Issuer's stockholders the approval of the Share Issuance. On January 7, 2025, the each of the Getty Family Stockholders and Koch Icon delivered the required written consent to the Issuer.

Significant Stockholder Agreement

Concurrent with the execution of the Merger Agreement, (i) the Getty Family Stockholders, (ii) Jonathan Oringer, and (iii) Koch Icon (each, a "Significant Stockholder") entered into a Significant Stockholder Agreement (the "Significant Stockholder Agreement"). Pursuant to the Significant Stockholder Agreement, the Significant Stockholders have agreed to certain restrictions on transfers of their Public Shares following the closing of the transactions contemplated by the Merger Agreement, including (a) any transfers during the 90 days following the closing and (b) thereafter, to any direct competitor of the Issuer or any activist shareholder, in each case subject to certain limited exceptions. These restrictions terminate based on certain beneficial ownership thresholds for the Significant Stockholders.

Pursuant to the Significant Stockholder Agreement, the Significant Stockholders are entitled to certain rights to designate directors to the Issuer's board of directors, subject to beneficial ownership thresholds. In the case of Koch Icon, Koch Icon is entitled to designate one individual for nomination to the Issuer's board of directors for so long as Koch Icon beneficially owns five percent or more of the voting power of the Issuer's equity securities. In the event that a vacancy arises in respect of a director designated by a Significant Stockholder, so long as the Getty Family Stockholders or Koch Icon is entitled to designate one director for nomination to the Issuer's board of directors, the Getty Family Stockholders and Koch Icon, as applicable, shall be entitled to appoint an observer to the Issuer's board of directors and its committees.

The foregoing description of the Significant Stockholder Agreement does not purport to be complete and is qualified in its entirety by the Significant Stockholder Agreement, which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Letter Agreement

Concurrently with the execution of the Merger Agreement, Koch Icon entered into a letter agreement with the Issuer, dated as of January 6, 2025, wherein, among other things, (a) Koch Icon agreed to certain restrictions on transfers of its Public Shares and interests therein, subject to certain exceptions, until the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) the closing or (iii) the mutual written consent of the Issuer and Koch Icon, and (b) Koch Icon agreed to cooperate with the Issuer in connection with (A) termination of the existing Stockholders Agreement, dated as of December 9, 2021 (the "Existing Stockholders Agreement"), and to execute the Amended and Restated Registration Rights Agreement (as defined below), each to be effective as of closing.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the Reimbursement Letter Agreement, a copy of which is filed as Exhibit 99.2 and is incorporated by reference herein.

Registration Rights Agreement

The Issuer and the parties to the Issuer's existing Registration Rights Agreement, dated July 22, 2022, including Koch Icon, have agreed to amend and restate such agreement in connection with the closing of the transactions contemplated by the Merger Agreement (the "Amended and Restated Registration Rights Agreement"). Pursuant to the Amended and Restated Registration Rights Agreement, the parties will be entitled to certain piggyback registration rights and customary demand registration rights. In addition pursuant to the amendment and restatement, (a) Jonathan Oringer will become a party to the Amended and Restated Registration Rights Agreement, entitled to the same registration rights as the other stockholders party thereto, and (b) within 90 days following the closing of the transactions contemplated by the Merger Agreement, the Issuer will coordinate with the stockholders party to the Amended and Restated Registration Rights Agreement to complete an underwritten secondary offering of Public Shares beneficially owned by such stockholders.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is supplemented by the following additional documents filed as exhibits hereto:

1 Appendix A

99.1 Significant Stockholders Agreement, dated as of January 6, 2025, by and among the Issuer, the Getty Family Stockholders, Koch Icon and Jonathan Oringer (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on January 7, 2025)

99.2 Letter Agreement, dated as of January 6, 2025, by and between the Issuer and Koch Icon (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on January 7, 2025)

## Signatures
- Koch Icon Investments, LLC: /s/ Adam Schaeffer, Adam Schaeffer, Secretary (01/08/2025)
- Koch, Inc.: /s/ Raffaele G. Fazio, Raffaele G. Fazio, Assistant Secretary (01/08/2025)